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                                                                Exhibit (a)(9)

FOR IMMEDIATE RELEASE

Investor inquiries contact:
     Wesley D. Ross
     Manager, Investor Relations
     (330) 545-4311

                             EASCO, INC. REPORTS RESULTS
                         FOR THE SECOND QUARTER OF 1998 AND
                         ANNOUNCES PLAN TO REPURCHASE STOCK

                            -----------------------------

     Girard, Ohio (July 21, 1998) -- Easco, Inc. (NASDAQ: ESCO) today reported net income of $2.1 million, or $0.20 per diluted share, for the second quarter of 1998. This compares with $1.5 million, or $0.14 per diluted share, for the same period in 1997. Net revenues for the quarter were $80.9 million on shipments of 80.1 million pounds, compared to net revenues of $90.0 million on shipments of 85.7 million pounds in the second quarter of 1997. Operating income adjusted for non-recurring and non-cash items (Adjusted EBITDA) for the second quarter of 1998 was $7.8 million, compared to $7.2 million for the same period in 1997.

     "As we indicated earlier in June, improved performance at Dolton and wider spreads were largely responsible for our improvement in earnings," said Norman
E. Wells, Jr., Easco's President and Chief Executive Officer. "The reported decline in shipments resulted, in part, from the sale of our vinyl division in January and, in part, from lower customer demand for coaxial cable sheathing. The improved performance, notwithstanding the reduced volume, reflects our efforts to improve processes and increase plant efficiencies." Wells further stated, "Although our metal supply strategies have contributed to improved spreads over last year, aluminum scrap market conditions are resulting in a lower level of improvement than expected."

     "The billet casting expansion at our Ahoskie, North Carolina facility is operational and we expect to steadily increase production during July," continued Mr. Wells. "Substantially eliminating purchased billet represents a key step toward improving our earnings potential."

     In other news, the Company announced that on July 22, 1998 it will commence an offer to purchase up to 1,000,000 shares of its common stock, or approximately 9.5% of its shares outstanding, from existing stockholders. Easco will conduct the tender offer through a procedure commonly referred to as a "Dutch Auction" in which stockholders can tender their shares at prices not in excess of $12.00 nor less than $9.00 per share. Details of the offer will be published and mailed to Shareholders on July 22, 1998.

     Separately, the Company's Board of Directors declared a regular quarterly cash dividend of $0.01 per share, payable on August 31, 1998, to stockholders of record on August 15, 1998.

     Easco, Inc. is the largest independent extruder of soft alloy aluminum products in the United States and is a leading producer of painted extrusions. The company operates 21 aluminum extrusion presses and three casting facilities. Its products include standard and custom profiles, conduit and drawn tubing.

  Cautionary Statement

     The statements in the third paragraph of this release concerning anticipated events are forward looking statements as such terms is used under the Private Securities Litigation Reform Act of 1995. The Company's performance may be affected by many uncertainties that exist in the Company's operations and business environment that may cause actual performance to differ materially from performance suggested by any forward looking statements.

     Demand for the Company's products is cyclical in nature and subject to changes in general market conditions that affect demand. the Company's customers operate primarily in industries (e.g., building and construction and transportation) that are affected by changes in economic conditions, which in turn can affect orders for extrusions. The Company and the extrusion industry generally operate without significant order backlogs. As a result, economic slowdowns and recessions could adversely affect the extrusion industry and the Company. The Company's performance may also be affected by other risks and uncertainties that may cause actual performance to differ materially from any forward-looking statements, including but not limited to the following: the Company's level of utilization of its extrusion capacity and the impact of capacity utilization on costs; the Company's ability to increase its market share, which may be necessary to maximize capacity utilization, and the costs associated with any such effects; the highly competitive nature of the extrusion industry and the relatively greater capitalization and lower levels of indebtedness of certain competitors, particularly integrated aluminum producers; developments with respect to contingencies such as environmental matters and litigation; the impact on variable costs of changes in labor market conditions and energy and raw materials costs (primarily aluminum); seasonal variations in the extrusion business which is generally stronger in the second and third quarters and weaker in the first and fourth quarters; whether the Company's management team hired in late 1996 will be able to improve operations and profitability as planned; whether and to what extent the Company's capital expenditures can achieve reductions in variable costs; whether the Company's computer systems will be successfully updated to address the "Year 2000" issue, and at what cost, and whether and to what extent the Company's customer and suppler relationships are adversely affected by this issue; and the Company's ability to integrate and operate acquired facilities on a profitable basis. For further information see the section titled "Cautionary Statement" in Part I, Item 1 of the Company's annual report on Form 10-K.

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                          EASCO, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                  THREE MONTHS ENDED         SIX MONTHS ENDED
                                                -----------------------   -----------------------
                                                 JUNE 30,     JUNE 30,     JUNE 30,     JUNE 30,
                                                   1998         1997         1998         1997
                                                 --------     --------     --------     --------
                                                      (UNAUDITED)               (UNAUDITED)
Net sales(1)..................................     $80,938      $89,986     $161,792     $167,271
Cost of products sold(1)(2)...................      70,045       78,974      141,250      149,479
                                                ----------   ----------   ----------   ----------
Gross profit(1)...............................      10,893       11,012       20,542       17,792
Selling, general and administrative(1)........       4,545        5,413        8,669        9,395
Amortization of goodwill and other............         414          414          828          828
Management fees...............................         225          225          450          450
Non-recurring gain............................          --           --       (3,041)          --
                                                ----------   ----------   ----------   ----------
Operating profit(2)...........................       5,709        4,960       13,636        7,119
Interest expense..............................       2,038        2,067        4,090        4,231
                                                ----------   ----------   ----------   ----------
Income before income tax......................       3,671        2,893        9,546        2,888
Income tax provision (benefit)................       1,539        1,400        4,006        1,398
                                                ----------   ----------   ----------   ----------
Net income....................................     $ 2,132      $ 1,493     $  5,540     $  1,490
                                                ==========   ==========   ==========   ==========
Basic earnings per share......................       $0.20        $0.14        $0.53        $0.14
                                                ==========   ==========   ==========   ==========
Diluted earnings per share(3).................       $0.20        $0.14        $0.51        $0.14
                                                ==========   ==========   ==========   ==========
Weighted average shares of common stock
  outstanding.................................  10,471,065   10,409,670   10,457,704   10,409,670
                                                ==========   ==========   ==========   ==========
Weighted average shares of common stock and
  common stock equivalents outstanding........  10,812,724   10,603,077   10,804,368   10,591,496
                                                ==========   ==========   ==========   ==========
OTHER OPERATING DATA:
Aluminum pounds shipped.......................      80,088       82,218      159,148      157,595
                                                ==========   ==========   ==========   ==========
Total pounds shipped..........................      80,088       85,730      160,011      163,389
                                                ==========   ==========   ==========   ==========
Adjusted EBITDA(4)............................     $ 7,833      $ 7,163     $ 14,854     $ 11,524
                                                ==========   ==========   ==========   ==========

-------------------------
(1) During the fourth quarter of 1997, the Company changed the way it classifies freight costs. As a result of the reclassification, gross profit and selling, general and administrative expenses decreased $3.6 million and $4.6 million, respectively, for the quarter ended June 30, 1998 and 1997. For the six months ended June 30, 1998 and 1997 gross profit and selling, general and administrative expenses decreased $8.1 million and $8.7 million, respectively.

(2) Includes LIFO income of $1.5 million and $2.8 million for the quarter and six months ended June 30, 1998, and LIFO expense of $0.7 million and $2.0 million for the quarter and six months ended June 30, 1997.

(3) Earnings per share amounts include after-tax LIFO income of $0.08 and $0.15 per share for the quarter and year ended December 31, 1998, and after-tax LIFO charges of $0.03 and $0.10 per share for the quarter and year ended December 31, 1997.

(4) Adjusted EBITDA represents operating profit adjusted for non-recurring and non-cash items.

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

                          EASCO, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                JUNE 30,     DECEMBER 31,
                                                                  1998           1997
                                                                --------     ------------
                                                              (UNAUDITED)
                           ASSETS
Current assets:
  Cash and equivalents......................................    $ 18,876       $  8,470
  Receivables, net..........................................      41,779         41,881
  Inventories...............................................      28,024         40,059
  Other current assets......................................       3,627          4,061
                                                                --------       --------
     Total current assets...................................      92,306         94,471
                                                                --------       --------
Property, plant and equipment, net..........................      80,370         81,875
Goodwill, net...............................................      52,482         53,238
Other assets................................................       6,284          6,680
                                                                --------       --------
     Total assets...........................................    $231,442       $236,264
                                                                ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $ 20,254       $ 29,363
  Accrued insurance obligations.............................       3,232          3,290
  Accrued payroll...........................................       5,338          5,596
  Other current liabilities.................................      15,501         15,087
                                                                --------       --------
     Total current liabilities..............................      44,325         53,336
                                                                --------       --------
Long-term debt..............................................      85,000         85,000
Deferred income taxes.......................................      13,968         14,291
Accrued pension benefits....................................       1,661          1,760
Accrued post-retirement benefits............................       3,194          2,879
Other non-current liabilities...............................       8,946         10,479
                                                                --------       --------
     Total liabilities......................................     157,094        167,745
                                                                --------       --------
Commitments and contingencies...............................          --             --
Stockholders' equity:
  Preferred Stock, $.01 par value, authorized 1,000,000
     shares; none issued or outstanding.....................          --             --
  Common Stock, $.01 par value, authorized 40,000,000
     shares; 12,479,561 and 12,440,276 shares issued and
     outstanding at June 30, 1998 and December 31, 1997,
     respectively...........................................         125            124
  Paid-in capital...........................................      82,371         81,875
  Retained earnings.........................................      11,842          6,510
  Less: treasury stock, 2,005,222 shares....................     (19,990)       (19,990)
                                                                --------       --------
     Total stockholders' equity.............................      74,348         68,519
                                                                --------       --------
     Total liabilities and stockholders' equity.............    $231,442       $236,264
                                                                ========       ========

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

                          EASCO, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               SIX MONTHS ENDED
                                                              -------------------
                                                              JUNE 30,   JUNE 30,
                                                                1998       1997
                                                              --------   --------
                                                                  (UNAUDITED)
Cash flows provided (used) by operations:
  Net income (loss).........................................  $ 5,540    $ 1,490
  Adjustments to reconcile net income to net cash flows
     provided (used) by operating activities:
     Depreciation...........................................    3,431      3,577
     Amortization of goodwill and other intangibles.........      828        828
     Amortization of deferred debt issue costs..............      288        286
     Stock compensation expense.............................      105        110
     Gain on sale of assets.................................   (3,041)        --
     Changes in operating assets and liabilities:
       (Increase) in receivables............................     (695)   (10,980)
       Decrease (increase) in inventories...................    8,460     (2,846)
       (Increase) decrease in other current assets..........     (486)     2,330
       (Increase) in other assets...........................      (98)      (975)
       (Decrease) increase in other accounts payable,
        accruals, and other current liabilities.............   (7,913)    16,388
       Increase (decrease) in deferred taxes (net)..........       76        (88)
       Decrease in other noncurrent liabilities.............   (1,317)      (248)
                                                              -------    -------
          Net cash provided by operating activities.........    5,178      9,872
                                                              -------    -------
Cash flows provided by (used for) investing:
  Proceeds from sale of assets..............................   13,225         --
  Property additions (net)..................................   (8,181)    (3,014)
                                                              -------    -------
          Net cash provided by (used for) investing
           activities.......................................    5,044     (3,014)
                                                              -------    -------
Cash flows provided by (used for) financing:
  Issuance of Common Stock..................................      392         --
  Cash dividends paid.......................................     (208)      (208)
                                                              -------    -------
          Net cash provided by (used for) financing
           activities.......................................      184       (208)
                                                              -------    -------
Net increase for the period.................................   10,406      6,650
Cash and cash equivalents, beginning of period..............    8,470     13,245
                                                              -------    -------
Cash and cash equivalents, end of period....................  $18,876    $19,895
                                                              =======    =======

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